2003 Annual Report

Delcath® SYSTEMS, INC.



P.E.
12/31/03

MAY 19 2004

ARLS



molecular doxorubicin

04028601

The Future of Targeted Drug Delivery



molecular melphalan

Our Mission

To become the leading provider of systems for organ specific and regional delivery of drugs — initially FDA-approved — anticancer agents.

Overview of the Delcath System

- Organ or regional specific drug delivery
- Outpatient procedure, minimally invasive
- Permits higher drug doses
- Filtration minimizes systemic toxicity
- Repeatable procedure increases utility of FDA-approved drugs
- Safety, efficacy demonstrated for certain cancers in the liver
- Systems protected by multiple patents



Board of Directors
Standing left to right:
Samuel Herschkowitz, M.D. —Chairman & Chief Technical Officer, Daniel L. Isdaner and Mark A. Corigliano

Seated:
M.S. Koly—President, Chief Executive Officer & Treasurer and Victor Nevins

On the Cover:



(Top) A molecular model of doxorubicin and (bottom) a molecular model of melphalan, the drugs that are used in the Delcath targeted drug delivery system in our human clinical trials.

To Our Shareholders

Those among you who are investors in other emerging medical technology companies know full well that the road to success in this business is rarely straight or smooth. Many of today's most successful biotech companies once had to manage their way through huge difficulties and setbacks, only to emerge stronger than ever.

In Delcath's case, we have weathered extended delays in activating our Phase III pivotal clinical trial. We diligently pursued and interviewed many medical research institutions during the past two and a half years only to encounter what appeared to be insurmountable issues with regard either to costs, patient populations, or clinical capacity to conduct our trials under the stringent guidelines provided by the US FDA.

We stayed the course, committed to do whatever was necessary to advance the clinical study of Delcath's drug delivery technology. We can happily report that the difficult period, as we have known it, is now largely behind us.

We have activated our Phase III trial at one site, and we are planning to activate two more sites within the next several months. Having the Phase III trial up and running allows us to pursue other phases of our plan to build Delcath into the premier developer and marketer of technology for high-dose delivery of drugs to specific body organs or regions.

Clinical data continues to support the value of our isolated perfusion technology for treating inoperable cancer in the liver. The pivotal clinical trial now underway is specifically designed to generate the data for US regulatory approval for this indication.

Although the Delcath system is adaptable to multiple organs and body regions, we chose the liver as the target for our first product because liver cancer is rapidly and uniformly fatal. In this application, our system delivers high-dose chemotherapy directly to the liver via the hepatic artery — doses which could not be delivered safely by conventional methods.

As blood exits the liver through the Delcath double balloon catheter, special Delcath filters trap the chemotherapy, protecting the rest of the body from excessive toxicity. The procedure is repeatable and less invasive than surgical methods of performing isolated perfusion to effect high-dose therapy of specific body organs or regions.

Since more than 80 percent of cancerous liver tumors cannot be surgically removed at the time of diagnosis, the Delcath system is designed to isolate the organ and allow for aggressive chemotherapy by limiting the serious side effects that typically restrict the dosing of toxic-but-therapeutic cancer chemicals.

While our Phase III clinical trial with the cancer drug doxorubicin has taken longer to start than we expected, our persistence is paying off now that the trial at the Sydney Melanoma Unit in Australia has begun. The trial involves treating patients with metastatic melanoma to the liver and is designed to confirm the positive results experienced in the completed Phase I and Phase II trials.

Since the Delcath technology is a drug delivery device, two years ago the company expanded testing to include melphalan, another widely used potent chemotherapeutic agent. The Phase I studies with this drug, conducted at the National Cancer Institute, have

continued on page 2

1988
Company founded by a team of physicians

1990
Delcath receives initial financing

1990
Company commences Phase I & Phase II clinical trials

1991
Delcath receives first U.S. patent

1995
Company receives Canadian and European patents

validated the company's belief that the system can potentially improve the results of any chemotherapy agent that benefits from higher dosing.

NCI researchers are reporting excellent results from their experience with Delcath's technology using melphalan. During the past year, investigators led by H. Richard Alexander, MD, head of the NCI's Surgical Metabolism Section, presented findings at several symposiums. The reports indicated in each case that the use of Delcath's drug delivery system and the anti-cancer drug melphalan achieved significant anti-tumor activity in patients with metastatic melanoma and several other cancers in the liver.

The studies demonstrated that high-dose chemotherapy can be safely administered using the Delcath technology and that aggressive use of melphalan is effective in stabilizing or shrinking inoperable tumors in the liver. These are impressive outcomes and they have attracted the attention of physicians and investors. The positive results confirm the Delcath system's value in what we refer to as "the future of targeted drug delivery."

Recruitment in the Phase I trial at the NCI is completed, and data is being collected. Since one of the strengths of treatment using the Delcath system is that it is repeatable, the enrolled patients will continue to receive their treatments into the spring. As those patients are followed, we expect to meet with the FDA to gain acceptance of our Phase II trial to be conducted at NCI and possibly at additional centers.

The Delcath system's therapeutic utility is believed to be broader than for treating metastatic cancer in the liver alone. Additional treatment objectives could be established that would expand its use for different cancers in different organs or regional sites, possibly in combination with other drugs. An 11-physician panel of leading medical oncologists and surgeons met at a company-sponsored clinical review in February 2004 and recommended broader use of the Delcath system beyond melanomas, the principal focus of the current Phase III clinical trial. The panel's enthusiasm for the Delcath system suggests a widening acceptance of the Delcath technology by medical thought leaders.

The Company raised more than $6.8 million of working capital in the past year to continue clinical trials and product development. A follow-on public offering of Delcath securities in May 2003, exercise of some of the May 2003 warrants, and the completion of a private placement of shares and warrants to accredited investors in March 2004 at an increasing valuation evidence confidence in the potential of our technology and the future of our company.

We anticipate 2004 will be an especially strong year for Delcath. With the Phase III clinical trial underway, new studies planned by the National Cancer Institute, and several additional institutions requesting to participate in our trials, we sense momentum building in the scientific community.

On behalf of the Board of Directors, I would like to extend our appreciation and thanks to our employees, our advisors, our outside clinical investigators, and our loyal shareholders for your continued support of our programs. We look forward to an excellent year ahead.

M. S. Koly
President and Chief Executive Officer

1998

Company receives Japanese patent

1999

Company receives FDA approval for conducting Phase III clinical trials

2000

Delcath completes Initial Public Offering of Common Stock

2001

Company commences Phase I clinical trial study with melphalan at the National Cancer Institute

2003

NCI presentation to medical symposium concerning the *positive results of the* Delcath System

2004

Company commences Phase III clinical trial study with doxorubicin at the Sydney Melanoma Unit

RECENT PRESENTATIONS BY INVESTIGATORS



olecular melphalan



r. H. Richard Alexander

NATIONAL CANCER INSTITUTE



r. James F. Pingpank, Jr.



molecular doxorubicin

Recent presentations by Dr. H. Richard Alexander, Principal Investigator and Head of the National Cancer Institute's Surgical Metabolism Section and Dr. James F. Pingpank, Jr., Senior Investigator.

June, 2003 Annual Meeting of The American Society of Clinical Oncology (ASCO), the world's leading professional organization representing physicians who treat people with cancer:

The investigators presented data from the Phase I study conducted within the National Institutes of Health using the Delcath System to deliver high doses of melphalan in the treatment of a broad variety of tumors in the liver. The findings showed that melphalan can be used much more aggressively and that strategies for high-dose chemotherapy against inoperable tumors can be pursued with greater safety than was previously thought possible. The findings detailed a methodical hunt for the optimal dose of melphalan, a widely used cancer agent, in fighting inoperable metastatic cancers lodged in the liver of patients who generally have short life expectancies. The Delcath drug delivery system allows for aggressive chemotherapy while preventing the serious side effects that have historically limited the use of high-dose treatments

January, 2004 Gastrointestinal Cancers Symposium presented by ASCO, American Gastroenterological Association, American Society for Therapeutic Radiology & Oncology, and the Society of Surgical Oncology:

Presented as an update by Drs. Alexander and Pingpank to the June 2003 report, their study showed that the use of Delcath's novel technology together with high doses of the cancer drug melphalan resulted in significant anti-tumor activity in a high percentage of subjects with inoperable liver cancers. The physicians present were told that 60 percent of the evaluable cancer patients treated with high-dose therapy through the Delcath system experienced anti-tumor activity, with over half of the responding patients achieving tumor shrinkage greater than 50 percent. Subjects in the study included patients with inoperable primary and metastatic liver cancers of varying origin with anti-tumor activity being observed in 80 percent of evaluable patients with primary ocular melanoma. The researchers found that melphalan could be used much more aggressively than originally thought possible with doses that could never be delivered by conventional means. The results follow and in some cases improve the tumor response trends experienced in earlier trials using the anti-cancer drug doxorubicin. The strength of the Delcath system is its flexibility in delivering a variety of therapeutic regimens.

March, 2004 Society of Interventional Radiology's (SOI) 29th Annual Scientific Meeting. The SOI is a professional society of over 4,000 physicians who specialize in interventional or minimally invasive procedures and allied health professionals:

Dr. Anthony W. Kam in the Department of Radiology at the National Cancer Institute reported a different aspect of the procedure to interventional radiologists, the physicians who place the catheters used in the Delcath system. While the oncology presentations largely focused on therapeutic impact, Dr. Kam's presentation focused on the mechanics of this catheter-based system and addressed technical issues related to interventional radiology and radiology practice. He reported that the Delcath double balloon catheter drug delivery system has proven to be a safe procedure supporting continuing clinical studies. Dr. Kam's conclusions were drawn from the same dose-finding study with the cancer drug melphalan at the NCI. Dr. Kam found that from an interventional radiology technique standpoint it has proven to be a safe procedure, supporting continuing further clinical studies using the percutaneous approach.

Plan of Operation

Since our founding in 1988 by a team of physicians, we have been a development stage company engaged primarily in developing and testing the Delcath system for the treatment of liver cancer. A substantial portion of our historical expenses have been for the development of our medical device and the clinical trials of our product, and the pursuit of patents worldwide. We expect to continue to incur significant losses from costs for product development, clinical studies, securing patents, regulatory activities, manufacturing and establishment of a sales and marketing organization without any significant revenues. A detailed description of the cash used to fund historical operations is in the financial statements and the notes thereto. Without an FDA-approved product and commercial sales, we will continue to be dependent upon existing cash and the sale of equity or debt to fund future activities. While the amount of future net losses and time required to reach profitability are uncertain, our ability to generate significant revenue and become profitable will depend on our success in commercializing our device.

During 2001, Delcath initiated the clinical trial of the system for isolated liver perfusion using the chemotherapeutic agent, melphalan. The Phase I trial at the National Cancer Institute marked an expansion in the potential labeled usage beyond doxorubicin, the chemotherapeutic agent used in our initial clinical trials. Enrollment of new patients in the Phase I trial was completed in 2003. Enrolled patients will continue to be followed.

NCI is currently preparing a clinical trial protocol for a Phase II trial of melphalan, based on the data collected in the Phase I study. Enrollment in this Phase II study is expected to begin during 2004. The Principal Investigator at the NCI has informed the Company that he has presented his findings in appropriate medical forums and is reviewing his data in preparation for a meeting with the FDA to discuss the Phase II protocol.

We also announced that the Therapeutics Goods Administration, Australia's equivalent of the U.S. FDA, has given the Company approval to commence a Phase III trial at the Sydney Melanoma Unit to proceed with study of the Delcath drug delivery system for inoperable cancer in the liver. These trials have recently been started. We are currently identifying and recruiting patients and are in discussions with other sites worldwide.

Over the next 12 months, we expect to continue to incur substantial expenses related to the research and development of our technology, including Phase III clinical trials using doxorubicin with the Delcath system and Phase I and II clinical trials using melphalan with the Delcath system. Additional funds, when available, will be committed to pre-clinical and clinical trials for the use of other chemotherapy agents with the Delcath system for the treatment of liver cancer, and the development of additional products and components. We will also continue efforts to qualify additional sources of the key components of our device, in an effort to further reduce manufacturing costs and minimize dependency on a single source of supply.

Liquidity and Capital Resources

Our available funds will be sufficient to meet our anticipated needs for working capital and capital expenditures at least through 2004. The Company is not projecting any capital expenditures that will significantly affect the Company's liquidity during the next 12 months. The Company is projecting the hiring of one additional employee.

Our future liquidity and capital requirements will depend on numerous factors, including the progress of our research and product development programs, including clinical studies; the timing and costs of making various United States and foreign regulatory filings, obtaining approvals and complying with regulations; the timing and effectiveness of product commercialization activities, including marketing arrangements overseas; the timing and costs involved in preparing, filing, prosecuting, defending and enforcing intellectual property rights; and the effect of competing technological and market developments.

Future Capital Needs; Additional Future Funding

The Company's future results are subject to substantial risks and uncertainties. The Company has operated at a loss for its entire history and there can be no assurance of it ever achieving consistent profitability. The Company believes its capital resources are adequate to fund operations for at least the next twelve months but anticipates that it will require additional working capital in 2005. There can be no assurance that such working capital will be available on acceptable terms,if at all.

Forward Looking Statements

Certain statements in this report, including statements of our and management's expectations, intentions, plans, objectives and beliefs, including those contained in or implied by "Management's Discussion and Analysis or Plan of Operation," are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, that are subject to certain events, risks and uncertainties that may be outside our control. These forward-looking statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans" and similar expressions. They include statements of our future plans and objectives for our future operations and statements of future economic performance, information regarding our expansion and possible results from expansion, our expected growth, our capital budget and future capital requirements, the availability of funds and our ability to meet future capital needs, the realization of our deferred tax assets, and the assumptions described in this report underlying such forward-looking statements. Actual results and developments could differ materially from those expressed in or implied by such statements due to a number of factors, including without limitation, those described in the context of such forward-looking statements, our expansion strategy, our ability to achieve operating efficiencies, industry pricing and technology trends, evolving industry standards, domestic and international regulatory matters, general economic and business conditions, the strength and financial resources of our competitors, our ability to find and retain skilled personnel, the political and economic climate in which we conduct operations, and other risk factors described from time to time in our other documents and reports filed with the Securities and Exchange Commission (the "Commission"). We do not assume any responsibility to publicly update any of our forward-looking statements regardless of whether factors change as a result of new information, future events or for any other reason. We advise you to review any additional disclosures we make in our Form 10-QSB, Form 8-K and Form 10-KSB reports filed with the Commission.

Application of Critical Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain accounting policies have a significant impact on amounts reported in the financial statements and a summary of those policies can be found in Note 1 to the Company's financial statements included herein. The Company has not adopted any significant new accounting policies during the twelve months ended December 31, 2003.

BALANCE SHEET

DELCATH SYSTEMS, INC. (A DEVELOPMENT STAGE COMPANY)

	December 31, 2003
Assets	
Current assets:	
Cash and cash equivalents	$ 313,615
Certificate of deposit	2,017,321
Interest receivable	14,272
Prepaid insurance	47,500
Total current assets	$ 2,392,708
Furniture and fixtures, net	13,787
Due from affiliate	24,000
Total assets	$ 2,430,495
Liabilities and Stockholders'Equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 260,200
Total current liabilities	260,200
Stockholders' equity:	
Preferred stock, $.01 par value; 10,000,000 shares authorized; no shares issued and outstanding	—
Common stock, $.01 par value; 35,000,000 shares authorized; 9,772,732 shares issued and 9,744,632 outstanding	97,446
Additional paid-in capital	21,777,065
Deficit accumulated during development stage	(19,704,216)
Total stockholders' equity	2,170,295
Total liabilities and stockholders' equity	$ 2,430,495

STATEMENTS OF OPERATIONS

DELCATH SYSTEMS, INC. (A DEVELOPMENT STAGE COMPANY)

	Year ended December 31, 2003	Year ended December 31, 2002	Cumulative from inception (August 5, 1988) to December 31, 2003
Costs and expenses:			
General and administrative	$ 707,737	$ 723,763	$ 6,011,046
Research and development	1,598,615	1,173,275	13,009,496
Total costs and expenses	2,306,352	1,897,038	19,020,542
Operating loss	(2,306,352)	(1,897,038)	(19,020,542)
Other income (expense):			
Interest income	55,941	89,992	986,404
Interest expense	—	—	(171,473)
Net loss	$(2,250,411)	$ (1,876,046)	$(18,205,611)
Common share data:			
Basic and diluted loss per share	$ (0.30)	$ (0.44)	
Weighted average number of basic and diluted common shares outstanding	7,453,349	4,085,049	

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

DELCATH SYSTEMS, INC. (A DEVELOPMENT STAGE COMPANY)

	Year ended December 31, 2003	Year ended December 31, 2002	Cumulative from inception (August 5, 1988) to December 31, 2003
Cash flows from operating activities:			
Net loss	$(2,250,411)	$ (1,807,046)	$ (18,205,611)
Adjustments to reconcile net loss to net cash used in operating activities:			
Stock option compensation expense	—	—	2,520,170
Stock and warrant compensation expense issued for consulting services	—	—	236,286
Depreciation expense	4,990	6,410	26,166
Amortization of organization costs	—	—	42,165
Changes in assets and liabilities:			
Decrease (increase) in prepaid expenses	49,083	(26,916)	(47,500)
(Increase) decrease in interest receivable	(8,865)	47,882	(14,272)
Due from affiliate	—	—	(24,000)
Increase (decrease) in accounts payable and accrued expenses	85,030	(910)	260,200
Net cash used in operating activities	(2,120,173)	(1,780,580)	(15,206,396)
Cash flows from investing activities:			
Purchase of furniture and fixtures	(5,029)	(6,664)	(39,953)
Purchase of short-term investments	(2,017,321)	(370,000)	(4,917,321)
Proceeds from maturities of short-term investments	370,000	1,500,000	2,900,000
Organization costs	—	—	(42,165)
Net cash (used in) provided by operating activities	(1,652,350)	(1,123,336)	(2,099,439)
Cash flows from financing activities:			
Costs in connection with sale of stock and exercise of warrants	238,571	(238,571)	—
Net proceeds from sale of stock and exercise of stock options and warrants	2,783,916	267,500	16,465,124
Repurchases of outstanding common stock	—	(51,103)	(51,103)
Dividends paid	—	—	(499,535)
Proceeds from short-term borrowings	—	—	1,704,964
Net cash provided by (used in) financing activities	3,022,487	(22,174)	17,619,450
(Decrease) increase in cash and cash equivalents	(750,035)	(679,418)	313,615
Cash and cash equivalents at beginning of period	1,063,650	1,743,068	—
Cash and cash equivalents at end of period	$ 313,615	$ 1,063,650	$ 313,615
Cash paid for interest	$ —	$ —	$ 171,473
Supplemental non-cash activities:			
Conversion of debt to common stock	$ —	$ —	$ 1,704,964
Common stock issued for preferred stock dividends	$ —	$ —	$ 999,070
Conversion of preferred stock to common stock	$ —	$ —	$ 24,167
Common stock issued as compensation for stock sale	$ —	$ —	$ 510,000

See accompanying notes to financial statements.

STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2003 and 2002 an

	Common stock $.01 par value					
	Issued		In treasury		Outstanding	
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount
Shares issued in connection with the formation of the Company as of August 22, 1988	621,089	$ 6,211	—	$ —	621,089	$ 6,211
Sale of preferred stock, August 22, 1988	—	—	—	—	—	—
Shares returned as of March 8, 1990	—	—	(414,059)	(4,141)	(414,059)	(4,141)
Sale of stock, October 2, 1990	—	—	17,252	173	17,252	173
Sale of stock, January 23, 1991	—	—	46,522	465	46,522	465
Sale of stock, August 30, 1991	—	—	1,353	14	1,353	14
Sale of stock, December 31, 1992	—	—	103,515	1,035	103,515	1,035
Sale of stock, July 15, 1994	—	—	103,239	1,032	103,239	1,032
Sale of stock, December 19, 1996	—	—	39,512	395	39,512	395
Shares issued in connection with conversion of short-term borrowings as of December 22, 1996	58,491	585	98,388	984	156,879	1,569
Sale of stock, December 31, 1997	53,483	535	—	—	53,483	535
Exercise of stock options	13,802	138	3,450	35	17,252	173
Shares issued as compensation	2,345	23	828	8	3,173	31
Amortization of compensatory stock options granted	—	—	—	—	—	—
Forfeiture of stock options	—	—	—	—	—	—
Shares issued in connection with exercise of warrants	21,568	216	—	—	21,568	216
Sale of stock, January 16, 1998	34,505	345	—	—	34,505	345
Sale of stock, September 24, 1998	3,450	35	—	—	3,450	35
Shares returned, April 17, 1998	(3,450)	(35)	—	—	(3,450)	(35)
Amortization of compensatory stock options granted	—	—	—	—	—	—
Forfeiture of stock options	—	—	—	—	—	—
Exercise of stock options	8,626	86	—	—	8,626	86
Sale of stock, June 30, 1999	46,987	470	—	—	46,987	470
Amortization of compensatory stock options granted	—	—	—	—	—	—
Forfeiture of stock options	—	—	—	—	—	—
Shares issued in connection with exercise of warrants	2,300	23	—	—	2,300	23
Sale of stock, April 14, 2000	230,873	2,309	—	—	230,873	2,309
Dividends paid on preferred stock	690,910	6,909	—	—	690,910	6,909
Conversion of preferred stock	833,873	8,339	—	—	833,873	8,339
Sale of stock, October 19, 2000	1,200,000	12,000	—	—	1,200,000	12,000
Shares issued as compensation for stock sale	85,000	850	—	—	85,000	850
Stock options issued as compensation	—	—	—	—	—	—
Sum of fractional common shares cancelled after year 2000 stock splits	(36)	(1)	—	—	(36)	(1)
Stock warrants issued as compensation	—	—	—	—	—	—
Deficit accumulated from inception to December 31, 2001	—	—	—	—	—	—
Balance at December 31, 2001	3,903,816	$39,038	—	$ —	3,903,816	$39,038
Sale of stock on April 3, 2002	243,181	2,432	—	—	243,181	2,432
Repurchases of stock, November and December 2002			(28,100)	(281)	(28,100)	(281)
Net loss for year ended December 31, 2002	—	—	—	—	—	—
Balance at December 31, 2002	4,146,997	$41,470	(28,100)	$ (281)	4,118,897	$41,189
Sale of stock on May 20, 2003 including underwriter's exercise of overallotment option	3,895,155	38,952	—	—	3,895,155	38,952
Proceeds from sale of unit option	—	—	—	—	—	—
Exercise of 2003 Warrants	1,730,580	17,305	0	0	1,730,580	17,305
Net Loss for year ended December 31, 2003	—	—	—	—	—	—
Balance at December 31, 2003	9,772,732	97,727	(28,100)	(281)	9,744,632	97,446

See accompanying notes to financial statements.

cumulative from inception (August 5, 1988) to December 31, 2003

Preferred Stock $.01 par value		Class A Preferred stock $.01 par value		Class B Preferred stock $.01 par value				
No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	Additional paid-in capital	Deficit accumulated during development stage	Total
—	$—	—	$ —	—	$ —	$ (5,211)	$ —	$ 1,000
—	—	2,000,000	20,000	—	—	480,000	—	500,000
—	—	—	—	—	—	4,141	—	—
—	—	—	—	—	—	24,827	—	25,000
—	—	—	—	416,675	4,167	1,401,690	—	1,406,322
—	—	—	—	—	—	9,987	—	10,001
—	—	—	—	—	—	1,013,969	—	1,015,004
—	—	—	—	—	—	1,120,968	—	1,122,000
—	—	—	—	—	—	999,605	—	1,000,000
—	—	—	—	—	—	1,703,395	—	1,704,964
—	—	—	—	—	—	774,465	—	775,000
—	—	—	—	—	—	30,827	—	31,000
—	—	—	—	—	—	34,454	—	34,485
—	—	—	—	—	—	2,496,347	—	2,496,347
—	—	—	—	—	—	(279,220)	—	(279,220)
—	—	—	—	—	—	234,182	—	234,398
—	—	—	—	—	—	499,655	—	500,000
—	—	—	—	—	—	56,965	—	57,000
—	—	—	—	—	—	(4,965)	—	(5,000)
—	—	—	—	—	—	1,166,418	—	1,166,418
—	—	—	—	—	—	(407,189)	—	(407,189)
—	—	—	—	—	—	67,414	—	67,500
—	—	—	—	—	—	775,722	—	776,192
—	—	—	—	—	—	98,186	—	98,186
—	—	—	—	—	—	(554,371)	—	(554,371)
—	—	—	—	—	—	24,975	—	24,998
—	—	—	—	—	—	499,516	—	501,825
—	—	—	—	—	—	992,161	(1,498,605)	(499,535)
—	—	(2,000,000)	(20,000)	(416,675)	(4,167)	15,828	—	—
—	—	—	—	—	—	5,359,468	—	5,371,468
—	—	—	—	—	—	(850)	—	—
—	—	—	—	—	—	3,800	—	3,800
—	—	—	—	—	—	1	—	—
—	—	—	—	—	—	198,000	—	198,000
—	—	—	—	—	—	—	(14,148,154)	(14,148,154)
—	$—	—	$ —	—	$ —	18,835,160	$ (15,646,759)	$3,227,439
—	—	—	—	—	—	265,068	—	267,500
						(50,822)	—	(51,103)
—	—	—	—	—	—	—	(1,807,046)	(1,807,046)
—	—	—	—	—	—	$ 19,049,406	$ (17,453,805)	$1,636,790
—	$—	—	$ —	—	$ —	$ 1,453,696	$ —	$1,492,648
—	—	—	—	—	—	68	—	68
0	0	0	0	0	0	1,273,895	0	1,291,200
—	—	—	—	—	—	—	(2,250,411)	(2,250,411)
0	$ 0	0	$ 0	0	$ 0	$ 21,777,065	(19,704,216)	$2,170,295

(1) Description of Business and Summary of Significant Accounting Policies

(A) Description of Business

Delcath Systems, Inc. (the "Company") is a development stage company which was founded in 1988 for the purpose of developing and marketing a proprietary drug delivery system capable of introducing and removing high dose chemotherapy agents to a diseased organ system while greatly inhibiting their entry into the general circulation system. It is hoped that the procedure will result in a meaningful treatment for cancer. In November 1989, the Company was granted an IDE (Investigational Device Exemption) and an IND status (Investigational New Drug) for its product by the FDA (Food and Drug Administration). The Company is seeking to complete clinical trials in order to obtain separate FDA pre-marketing approvals for the use of its delivery system using doxorubicin and melphalan, chemotherapeutic agents, to treat malignant melanoma that has spread to the liver.

(B) Basis of Financial Statement Presentation

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with such accounting principles requires management to make assumptions and estimates that impact the amounts reported in those statements. Such assumptions and estimates are subject to change in the future as additional information becomes available or as circumstances are modified. Actual results could differ from these estimates.

(C) Furniture and Fixtures

Furniture and fixtures are recorded at cost and are being depreciated on a straight line basis over the estimated useful lives of the assets of five years. Accumulated depreciation amounted to $26,066 at December 31, 2003.

(D) Income Taxes

The Company accounts for income taxes following the asset and liability method in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under such method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company's income tax returns are prepared on the cash basis of accounting. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years that the asset is expected to be recovered or the liability settled.

(E) Stock Option Plan

The Company has historically accounted for its employee stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense is recorded on the date of grant only if the current fair market value of the underlying stock exceeds the exercise price. Fair market values of the Company's Common Stock at the dates options were granted, prior to the Company's stock becoming publicly traded, were based on third party sales of stock at or around the dates options were granted, or in the absence of such transactions, based on a determination by the board of directors based on current available information. Such cost is then recognized over the period the recipient is required to perform services to earn such compensation. If a stock option does not become vested because an employee fails to fulfill an obligation, the estimate of compensation expense recorded in previous periods is adjusted by decreasing compensation expense in the period of forfeiture.

The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure in accordance with the provisions of SFAS No. 123.

Had compensation cost for the Company's stock option grants been determined based on the fair value at the grant dates consistent with the methodology of SFAS No. 123, the Company's net loss and net loss per share for the years ended December 31, 2003 and 2002 would have been increased to the pro forma amounts indicated as follows:

	2003	2002
Net loss	$(2,250,411)	$(1,807,046)
Stock-based employee compensation expense included in net loss, net of related tax effects	0	0
Stock-based employee compensation determined under the fair value based method, net of related tax effects	(82,568)	(44,769)
Pro forma net loss	$(2,332,979)	$(1,851,815)
Loss per share (basic and diluted):		
As reported	$ (0.30)	$ (0.44)
Pro forma	(0.31)	(0.45)

The per share weighted average fair value of stock options granted during 2003 and 2002 was $.32 and $.28, respectively, estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the grants for 2003 and 2002, respectively: risk free interest rates of 3.49% and 2.84%, and volatility of 29% and 41%, while no dividend yield and expected lives of five years were assumed for both years.

(F) Loss Per Share

The Company follows the provisions of SFAS No. 128, "Earnings Per Share", which requires presentation of both basic and diluted earnings per share (EPS) on the face of the Statements of Operations. Basic EPS excludes dilution, and is computed using the weighted average number of common shares outstanding during the period. The diluted EPS calculation assumes all dilutive stock options or contracts to issue Common Stock were exercised or converted into Common Stock at the beginning of the period.

For the years ended December 31, 2003 and 2002, the following potential common shares were excluded from the computation of diluted EPS because their effects would be antidilutive:

	2003	2002
Shares issuable upon exercise of options	1,520,678	1,145,684
Shares issuable upon exercise of warrants	4,628,970	1,786,985
	6,149,648	2,932,669

In addition, Common Stock purchase rights issuable only in the event that a non-affiliated person or group acquires 15% of the Company's then outstanding Common Stock have been excluded from the computation.

(G) Research and Development Costs

Research and development costs include the costs of materials, personnel, outside services and applicable indirect costs incurred in development of the Company's proprietary drug delivery system. All such costs are charged to expense when incurred.

(H) Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers highly liquid debt instruments with maturities of three months or less at date of acquisition to be cash equivalents. At December 31, 2003 cash equivalents excluded certificates of deposit in the amount of $2,017,321.

(I) Stock Splits

All share and per share amounts give retroactive effect to stock splits effected by the Company.

(2) Stockholders' Equity

(A) Stock Issuances

BGH Medical Products, Inc. (name later changed to Delcath Systems, Inc.), a Delaware corporation (BGH-Delaware), was formed on August 5, 1988. As of August 22, 1988, BGH Medical Products, Inc., a Connecticut corporation (BGH-Conn.), was merged into BGH–Delaware, the surviving corporation. As of the merger date, the authorized capital stock of BGH-Conn. consisted of 5,000 shares of common stock, par value $.01 per share, of which 1,000 shares were issued and outstanding. Upon the merger, each BGH-Conn. Common Share outstanding was converted into 621.089 BGH-Delaware Common Shares. As a result of the conversion, BGH-Delaware issued 621,089 shares of Common Stock at $.01 par value. The aggregate amount of the par value of all Common Shares issued as a result of the exchange, $6,211, was credited as the Common Stock capital of BGH-Delaware, and the difference in respect of the capital account deficiency was charged to additional paid-in capital.

On August 22, 1988, BGH—Delaware then sold in a private placement 2,000,000 shares of Class A Preferred Stock, with a par value of $.01, to two affiliated venture capital funds for an aggregate amount of $500,000 in cash.

On March 8, 1990, 414,059 shares of Common Stock were returned to the Company by certain stockholders as treasury stock due to relevant technology milestones not being fully achieved within the specified time period, in accordance with provisions of a stockholders' agreement.

On October 2, 1990, the Company sold 17,252 shares of Common Treasury Stock, $.01 par value, for an aggregate amount of $25,000.

On January 23, 1991, the Company offered in a private placement shares of Common Stock and/or Class B Preferred Stock at $7.39 and $2.55 per share respectively for an aggregate maximum amount of $2,000,000. Under the terms of the private placement, 46,522 shares of Common Treasury Stock and 416,675 shares of Class B Preferred Stock were sold, yielding net proceeds to the Company of $1,406,322. The Common Stock and Class B Preferred Stock sold each has a par value of $.01, resulting in an increase in additional paid-in capital of $1,401,690 The two affiliated venture capital funds that owned the Class A Preferred Shares purchased 117,650 of the Class B Preferred Shares sold in the private placement.

On August 30, 1991, the Company sold an additional 1,353 shares of Common Treasury Stock at $7.39 per share, yielding proceeds to the Company of $10,001. The shares have a par value of $.01, resulting in an additional paid-in capital amount of $9,987.

In a December 1992 private placement, the Company sold 103,515 shares of Common Stock held in its treasury at $10.14 per share for a total placement of $1,050,000 ($1,015,004 after expenses). The shares issued have a par value of $.01, resulting in an additional paid-in capital amount of $1,048,965 ($1,013,969 after expenses). The two affiliated venture capital funds that owned the Class A Preferred Shares purchased 27,604 of the Common Treasury Shares sold.

Effective January 1, 1994, the Company issued 1,725 shares of Common Treasury Stock at $1.45 per share for a total price of $2,500 upon the exercise of stock options by an employee of the Company.

During the first quarter of 1994, the Company increased its authorized number of Common Shares from 5,000,000 to 15,000,000.

On July 15, 1994, the Company sold through a private placement offering, units at a price of $51,000 per unit. Each unit consisted of 4,693 Common Shares and 469 Warrants, each of which entitled the holder to purchase one share of Common Stock for $10.87. In connection therewith, the Company sold twenty-two (22) units (103,239 Common Shares and 10,324 Warrants expiring August 30, 1997) for total proceeds of $1,122,000. The two affiliated venture capital funds that owned the Class A Preferred Shares purchased six (6) of the units sold. During August 1997, the holders of Warrants exercised 8,916 Warrants to purchase 8,916 Common Shares at $10.87 each for total proceeds of $96,900. The remaining Warrants expired unexercised.

Effective January 1, 1995, the Company issued 1,725 shares of Common Treasury Stock at $1.45 per share for a total price of $2,500 upon the exercise of stock options by an employee of the Company.

Effective January 1, 1996, the Company issued 828 shares of Common Stock, valued at $10.87 per share for a total of $9,000, as compensation for consulting services.

On December 19, 1996, the Company sold through a private transaction 39,512 shares of Common Stock for total proceeds of $1,000,000. In connection with the offering, the purchaser obtained sole distribution rights for the Company's products in Japan, Korea, China, Taiwan, and Hong Kong through December 31, 2004. No value was attributed to the distribution rights. In addition, under certain conditions, the purchaser will be required to buy certain products from the Company.

On April 26, 1996, the Company entered into short-term borrowing agreements with 26 investors under which it borrowed $1,704,964 bearing interest at 10.25% per annum. Under the terms of the agreements, on December 22, 1996, the short-term borrowings were converted into 156,879 shares of Common Stock, based on a conversion price of $10.87 per share, and 78,438 Warrants, expiring April 25, 1999, entitling the holders to purchase 78,438 additional shares of Common Stock at $10.87 per share. The two affiliated venture capital funds discussed above provided $250,000 of the short-term loan, converting that debt into approximately 23,003 shares of Common Stock and 11,502 Warrants. From April 26, 1996 through December 22, 1996, interest of $114,948 accrued on the borrowings. Such interest was paid in January 1997. During September 1997, the holders of Warrants exercised 1,150 Warrants to purchase 1,150 Common Shares at $10.87 each for total proceeds of $12,499. During December 1997, the two affiliated venture capital funds exercised their 11,502 Warrants to purchase 11,502 Common Shares at $10.87 each for total proceeds of $124,999. During April 1999, the holders of Warrants exercised 2,300 Warrants to purchase 2,300 Common Shares at $10.87 each for total proceeds of $24,998. The remaining Warrants expired unexercised.

In 1997, the Company issued 2,345 shares of Common Stock, valued at $10.87 per share based on a 1996 agreement, for a total cost of $25,485, as compensation for consulting services.

From September 1997 through December 31, 1997, the Company received $775,000 and issued 53,483 shares of Common Stock. During January 1998, the Company received an additional $500,000 and issued another 34,505 shares of Common Stock. In April 1998, under the terms of restricted stock sale agreements, the Company issued to the purchasers of the 87,988 shares of Common Stock 11,732 three-year Warrants entitling the holders to purchase 11,732 Common Shares at $10.87 per share. These Warrants expired unexercised in April 2001.

In December 1997, the holder of non-incentive stock options exercised 13,802 options to purchase 13,802 restricted Common Shares at $1.88 each for total proceeds of $26,000.

In April 1998, a venture capital firm exercised 8,626 non-incentive stock options to purchase 8,626 restricted Common Shares at $7.83 each for total proceeds of $67,500.

In April 1998, in connection with the settlement of a dispute with a former director, the Company cancelled 3,450 shares of Common Stock previously held by the former director in return for $1.45 per share, the price originally paid by the former director.

In September 1998, the Company sold 3,450 shares of restricted Common Stock to an individual for $16.52 per share, yielding proceeds to the Company of $57,000.

In June 1999, the Company sold 46,987 shares of Common Stock to individual investors for $16.52 per share and Warrants entitling the holders to purchase 5,218 Common Shares at $14.87 per share (which warrants expired on April 30, 2002), yielding proceeds to the Company of $776,192.

In April 2000, the Company sold 230,873 Common Shares at $2.17 per share to existing stockholders in a rights offering yielding proceeds to the Company of $501,825.

The Company completed an initial public offering ("IPO") on October 19, 2000 of 1,200,000 units for $6.00 per unit, each unit consisting of one share of Common Stock and one redeemable Warrant to purchase one share of Common Stock at a price of $6.60 until October 18, 2005. In connection with the initial public offering, the Company received $7,200,000 before offering costs ($5,371,468 after expenses). The Company also issued to the underwriter Warrants to purchase 120,000 units for $6.60 per unit, each unit consisting of one Common Share and one redeemable Warrant to purchase one share of Common Stock at a price of $10.50 until October 18, 2005. The Company also issued 85,000 shares of Common Stock valued at $510,000 for legal services provided in connection with the offering.

Also, in connection with the initial public offering, the holders of the 2,000,000 outstanding shares of the Company's Class A Preferred Stock and the 416,675 outstanding shares of the Company's Class B Preferred Stock agreed to convert their shares into Common Stock prior to the closing of the offering. Upon the conversion of the Company's Class A Preferred Stock and the Company's Class B Preferred Stock into 833,873 shares of Common Stock, the holders of the Class A and Class B shares received an aggregate of $499,535 in cash and 690,910 shares of Common Stock valued at $999,070 in payment of declared dividends.

In December 2000, the Company issued 1,720 Common Stock options at an exercise price of $3.31, fair valued at $2.21 per option for a total of $3,800, and 1,720 Warrants to purchase Common Stock at an exercise price of $6.00, fair valued at $0 per Warrant, as compensation for consulting services. Both the options and Warrants expire December 1, 2005.

The Company issued the following common stock warrants in 2001 for consulting services:

(1) 150,000 fully vested warrants to purchase 150,000 units at $7.00 per unit, through January 4, 2005, each unit consisting of one fully-paid and non-assessable share of common stock, and one Common Stock Purchase Warrant entitling the holder to purchase one share of Common Stock for $6.60 per share. None of these warrants has been exercised as of December 31, 2003. Such warrants, valued at $175,000, were recognized as an expense in the first quarter of 2001.

(2) 150,000 warrants to purchase up to 150,000 shares of Common Stock, through April 30, 2005, for $6.60 per share. 25,000 of such warrants vested in 2001 and the remaining 125,000 warrants would have vested if the share price of the Company's Common Stock exceeded certain share price levels above the IPO price by May 2002. As of May 2002, none of the thresholds had been met, and the 125,000 remaining warrants did not vest and were forfeited. None of the 25,000 vested warrants had been exercised as of December 31, 2003. The 25,000 vested, non-contingent warrants have been valued at $23,000, and were recognized as an expense in the first quarter of 2001. The expenses, as noted in (1) and (2) above, recognized with these two warrant issues are non-cash expenses.

The values of the above warrants were $1.17 per warrant for warrants described in (1) above, and $ .90 per warrant for the 25,000 warrants that vested immediately described in (2) above, and were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions, respectively: risk free interest rates of 4.95% and 5.9%, volatility of 26.7% and 22.9%, expected lives of four years and four and one half years, with no dividend yield for either issue.

In 2001, the Company cancelled a total of 36 shares of Common Stock which represented the total of fractional shares resulting from stock splits during September and October 2000 in connection with the Company's initial public offering.

On October 30, 2001, the Company entered into a Rights Agreement with American Stock Transfer & Trust Company (the "Rights Agreement") in connection with the implementation of the Company's stockholder rights plan (the "Rights Plan"). The purposes of the Rights Plan are to deter, and protect the Company's shareholders from, certain coercive and otherwise unfair takeover tactics and to enable the Board of Directors to represent effectively the interests of shareholders in the event of a takeover attempt. The Rights Plan does not deter negotiated mergers or business combinations that the Board of Directors determines to be in the best interests of the Company and its shareholders. To implement the Rights Plan, the Board of Directors declared a dividend of one Common Stock purchase right (a "Right") for each share of Common Stock of the Company, par value $0.01 per share (the "Common Stock") outstanding at the close of business on November 14, 2001 (the "Record Date") or issued by the Company on or after such date and prior to the earlier of the Distribution Date, the Redemption Date or the Final Expiration Date (as such terms are defined in the Rights Agreement). The rights expire October 30, 2011. Each Right entitles the registered holder to purchase from the Company one share of Common Stock, at a price of $5.00 per share, subject to adjustment (the "Purchase Price") in the event that a person or group announces that it has acquired, or intends to acquire, 15% or more of the Company's outstanding Common Stock.

On April 3, 2002, the Company received $267,500 by completing a private placement of 243,181 shares of its Common Stock and warrants to purchase up to 20,265 shares of Common Stock at an exercise price of $1.32 per share that expire on April 3, 2005.

On January 31, 2003, the stockholders approved an amendment to the Company's certificate of incorporation to increase the authorized number of shares of Common Stock from 15 million to 35 million.

On May 20, 2003, the Company completed the sale of 677,419 units of its securities at a selling price of $3.10 per unit. Each unit consisted of five shares of common stock and five warrants (the "2003 Warrants") each to purchase one share of common stock. The 2003 Warrants are exercisable at $0.775, and they expire on May 20, 2008. A total of 3,387,095 shares of common stock and 2003 Warrants each were issued, and the Company received gross proceeds of $2,099,999. In addition, the Company granted the underwriters an option to purchase at $0.62 per share up to an aggregate of an additional 15% of the total units sold in the public offering. On June 10, 2003 the underwriters exercised their option for the full allotment of additional units, and the Company issued 508,060 shares of its common stock and 2003 Warrants each, and received gross proceeds of $314,997. The Company received $68 for granting the underwriters an option to purchase until May 14, 2008, 67,741 units at 165% of the offering price. As a result of the foregoing, the Company received $2,415,064 of proceeds ($1,492,716) after underwriting fees and other expenses).

As of December 31, 2003, the Company has received $1,291,200 of net proceeds from the exercise of 2003 Warrants for which it has issued 1,730,580 shares of its common stock. The new warrants trade under the symbol "DCTHZ.

Costs of $238,571 incurred through December 31, 2002 in connection with the May 2003 sale of units, which had been deferred at December 31, 2002, were charged to additional paid-in capital upon completion of the sale in 2003.

(B) Common Stock Repurchases

Pursuant to a stock repurchase plan approved in 2002 by the Company's Board of Directors, the Company repurchased 28,100 shares of common stock for $51,103 during 2002. The Company has been authorized by the Board of Directors to purchase up to seven percent of its then outstanding common stock (290,289).

(C) Stock Option Plans

The Company established an Incentive Stock Option Plan, a Non-Incentive Stock Option Plan, the 2000 Stock Option Plan and the 2001 Stock Option Plan (collectively, the "Plans") under which stock options may be granted. Additionally, the Company has entered into separate contracts apart from the Plans under which options to purchase Common Stock have been granted. A stock option grant allows the holder of the option to purchase a share of the Company's Common Stock in the future at a stated price. The Plans are administered by the Compensation Committee of the Board of Directors which determines the individuals to whom the options shall be granted as well as the terms and conditions of each option grant, the option price and the duration of each option.

The Company's Incentive and Non-Incentive Stock Option Plans were approved and became effective on November 1, 1992. During 2000 and 2001, respectively, the 2000 and 2001 Stock Option Plans became effective. Options granted under the Plans vest as determined by the Company and expire over varying terms, but not more than five years from the date of grant. Stock option activity for the period January 1, 2002 through December 31, 2003 is as follows:

	The Plans		Other Option Grants	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2001	885,678	$ 2.94	17,252	$ 2.90
Granted during 2002	260,000	.71	—	—
Expired during 2002	—		(17,252)	2.90
Outstanding at December 31, 2002	1,145,678	2.43	—	—
Granted during 2003	475,000	1.03	—	—
Forfeited during 2003	(86,500)	.96	—	—
Expired during 2003	(13,500)	1.23		
Outstanding at December 31, 2003	1,520,678	$ 2.09	—	$ —

The following summarizes information about shares subject to option at December 31, 2003:

Options outstanding				Options exercisable	
Number Outstanding	Range of Exercise Prices	Weighted Average Exercise Price	Weighted Average Remaining Life Years	Number Exercisable	Average Exercise Price
100,000	$ .60		3.92	100,000	
220,000	.71		4.25	110,000	
120,000	.85		4.00	120,000	
475,000	1.03		4.67	0	
172,525	2.90		2.00	172,525	
164,020	3.31		2.95	164,020	
269,133	4.93		1.00	269,133	
1,520,678	$ .60 — $4.93	$2.09	2.92	935,678	$ 2.79

As of December 31, 2003, options to purchase 1,520,678 shares of the Company's common stock were outstanding which exceeded by 44,541 the aggregate number of shares reserved for the Company's option plans. As a result of options which expired or were forfeited in January 2004, the remaining options outstanding were within the limits of the option plans.

At December 31, 2002, options for 729,184 shares were exercisable at a weighted average exercise price of $3.38 per share.

(3) Income Taxes

As of December 31, 2003, the Company had net operating loss carryforwards for federal income tax purposes of approximately $14,908,000. A portion of that amount, $13,611,000, is subject to an annual limitation of approximately $123,000 as a result of a change in the Company's ownership through May 2003, as defined by federal income tax regulations (Section 382). The balance of $1,297,000 is available to offset future federal taxable income, if any, through 2023. The available net operating loss carryforwards after applying the annual limitation under Section 382 resulted in a deferred tax asset of approximately $1,280,000 at December 31, 2003 ($4,380,000 at December 31, 2002). Management does not expect the Company to have taxable income in the near future and established a 100% valuation allowance against the deferred tax asset created by the available net operating loss carryforwards at December 31, 2003 and 2002. The valuation allowance decreased $3,100,000 during the year ended December 31, 2003, and increased $603,000 during the year ended December 31, 2002.

(4) Due From Affiliate

The Company sublet office space from a corporation controlled by an officer of the Company (the "affiliate"), whose lease with the landlord expired in August 1997. Thereafter, the Company's occupancy of the premises continued pursuant to an informal arrangement, under which the Company remitted monthly rental payments directly to the landlord. The informal arrangement was replaced as of January 1, 2002 with a lease agreement between the Company and the landlord (see Note 5). In connection with its occupancy, the Company paid the affiliate $24,000 which the affiliate then paid to the landlord as a deposit on the lease.

(5) Rents

On April 1, 2002, the Company executed an Amendment of Lease (the "Amendment") directly with the landlord. The Amendment was effective January 1, 2002 and expired December 22, 2003. Rent expense under this lease for the years ended December 31, 2003 and 2002 was $87,376 and $89,082, respectively. The Company currently occupies space on a month-to-month basis.

(6) Subsequent Event
Sale of Common Stock and Warrants

On March 22, 2004, the Company completed the sale of approximately 1,200,000 shares of its Common Stock and the issuance of warrants to purchase approximately 300,000 common shares at $3.01 per share in a private placement to institutional and accredited investors. The Company received net proceeds (before future registration costs) of approximately $2,700,000 in this transaction, and has agreed to register the shares of common stock and the shares issuable upon exercise of the warrants under the Securities Act of 1933.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Delcath Systems, Inc.:

We have audited the accompanying balance sheet of Delcath Systems, Inc. (a development stage company) as of December 31, 2003, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2003 and for the period from August 5, 1988 (inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Delcath Systems, Inc. (a development stage company) as of December 31, 2003, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2003 and for the period from August 5, 1988 (inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, NY
February 11, 2004
With respect to Note 6,
March 22, 2004

Management, Board of Directors, Key Scientific & Technical Advisors

Management Team

M. S. Koly | *President, Chief Executive Officer & Treasurer*

Samuel Herschkowitz, M.D. | *Chairman & Chief Technical Officer*
Paul M. Feinstein, Esq. | *Chief Financial Officer*

Board of Directors

M. S. Koly

Samuel Herschkowitz, M.D.
Mark A. Corigliano | *Managing Director, Coast Cypress Associates*
Daniel L. Isdaner | *Owner & Director, Camp Mataponi, Inc.*
Victor Nevins | *CEO, Max Abramson Enterprises*
Former Trustee, Flushing Hospital & Medical Center

Key Scientific and Technical Advisors

Seymour H. Fein, M.D. | *President, Fein & Associates*
Regulatory & Medical Oncology

Morton G. Glickman, M.D. | *Professor Emeritus, Diagnostic Radiology and Surgery, Yale University School of Medicine*
Cardiovascular and Interventional Radiology (Founder)

Craig Hammes, J.D. | *Principal, Hammes Consulting, Inc.*
Regulatory

William N. Hait, M.D., Ph.D. | *Director, The Cancer Institute of New Jersey*
Medical Oncology and Pharmacology (Founder)

T. S. Ravikumar, M.D., F.A.C.S. | *Chairman, Department of Surgery, Montefiore Medical Center*
Surgical Oncology (Principal Investigator)

Harvey J. Ellis, C.C.P. | *Chief of Cardiac Perfusion, Bridgeport Hospital*
Perfusion Consultant

Durmus Koch | *President, Bipore, Inc.*
Manufacturing

James H. Muchmore, M.D. | *Assoc. Professor of Surgery, Tulane University School of Medicine*
Oncology and Perfusion Consultant

John Quiring, Ph.D. | *Principal, QST Consulting*
Biostatistician

Advisors

Patent Counsel | Steven E. Feldman, P.C.

Transfer Agent | American Stock Transfer & Trust, New York, NY

Investor Information

Shareholders, analysts and others interested in additional information may contact:

Redington, Inc.
49 Richmondville Ave. | Westport, CT 06880
(203) 222-7399

Annual Meeting

The Annual Meeting of shareholders will be held on Tuesday, June 15, 2004 at 11:00 AM
at the Sheraton Stamford Hotel
2701 Summer Street | Stamford, CT 06905

Financial Information and Reports

A copy of the Company's 10-KSB report will be furnished to shareholders without charge upon written request to the Company. Your request should be mailed to:
Mr. Paul M. Feinstein | Chief Financial Officer
Delcath Systems, Inc.
1100 Summer St. | Stamford, CT 06905

Stock Prices

The Company's Common Shares trade on the Nasdaq Small Cap market under the symbol "DCTH" and on the Boston Stock Exchange under the symbol "DCT." The redeemable common stock purchase warrants we issued in 2000 are listed on the Nasdaq Small Cap market and the Boston Stock Exchange under the symbols "DCTHW" and "DCT/U," respectively. The redeemable common stock purchase warrants we issued in 2003 are listed on the Boston Stock Exchange under the symbol "DCT&W."

The following table sets forth the per share range of high and low sales prices of our Common Stock for the periods indicated as reported on the Nasdaq Small Cap Market:

	2003	
Common Stock Price Range	High	Low
Quarter ended March 31	$1.79	$0.94
Quarter ended June 30	2.35	0.56
Quarter ended September 30	1.55	1.00
Quarter ended December 31	1.39	0.86
	2002	
Quarter ended March 31	$2.90	$0.94
Quarter ended June 30	1.90	0.68
Quarter ended September 30	1.11	0.63
Quarter ended December 31	2.66	0.31

Dividend Policy

We have never paid cash dividends on our Common Stock and anticipate that we will continue to retain our earnings, if any, to finance the growth of our business.

Delcath Systems, Inc.
1100 Summer Street
Stamford, CT 06905
203-323-8668
www.delcath.com